

05036981

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM_X-17A-5
PART III

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SEC FILE NUMBER
8-49745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING_____12/31/04_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield   MA   01880
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara J. Fournier   (781) 246-4900
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

200 Clarendon Street   Boston   MA   02116
(Address)   (City)   (State)   (Zip Code)

SEC MAIL RECEIVED FEB 2 8 2005 WASH PROCESSING SECTION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Barbara J. Fournier_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____FSP Investments LLC_____ , as

of _____December 31_____, 20_04____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FSP Investments LLC
Year Ended December 31, 2004

FSP Investments LLC

Statement of Financial Condition and Supplementary Information

Year Ended December 31, 2004

Contents

**ERNST & YOUNG**

◻ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

◻ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of
FSP Investments LLC:

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

A Member Practice of Ernst & Young Global

1

FSP Investments LLC

Statement of Financial Condition

December 31, 2004

Assets

Current assets:

Cash and cash equivalents	$ 4,336,455
Prepaid expenses and other assets	756,636
Total current assets	5,093,091

Fixed assets:

Computers and office equipment	683,493
Furniture and fixtures	271,476
	954,969
Less accumulated depreciation	581,652
Fixed assets, net	373,317
Security deposits and other	33,170
Total assets	$ 5,499,578

Liabilities and members' equity

Current liabilities:

Accrued expenses:

Dividends	$ 2,000,000
Commissions and bonuses	705,556
Other	196,784
Total current liabilities	2,902,340
Members' equity	2,597,238
Total liabilities and members' equity	$ 5,499,578

See accompanying notes.

FSP Investments LLC

Statement of Income

Year Ended December 31, 2004

Revenue:	
Syndication income	$13,578,750
Transaction fee income	2,108,889
Interest and other income	54,505
Total revenue	15,742,144
Expenses:	
Commissions	6,787,226
Salaries and payroll taxes	2,754,653
Rent	207,944
Employee benefits	354,881
Travel and entertainment	169,909
Office and administrative	150,182
Depreciation	146,511
Professional fees	504,215
Telephone and utilities	52,721
Maintenance and supplies	45,146
License and permits	30,155
Consulting	57,296
Insurance	22,209
Total operating expenses	11,283,048
Income before taxes	4,459,096
Income taxes	1,725,000
Net income	$ 2,734,096

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2004

Balance at December 31, 2003	$ 1,863,142
Distributions	(2,000,000)
Net income	2,734,096
Balance at December 31, 2004	$ 2,597,238

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities

Net income	$ 2,734,096
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	146,511
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(548,381)
Commissions and bonuses	(838,749)
Income taxes payable and other liabilities	(147,041)
Net cash provided by operating activities	1,346,436

Investing activity

Purchase of fixed assets	(100,640)
Cash used in investing activity	(100,640)
Net increase in cash and cash equivalents	1,245,796
Cash and cash equivalents at beginning of year	3,090,659
Cash and cash equivalents at end of year	$ 4,336,455

Supplemental disclosure of cash flow information

Cash paid for:	
Taxes	$ 1,765,000
Disclosure of non-cash financing activities:	
Dividends declared but not paid	$ 2,000,000

See accompanying notes.

FSP Investments LLC

Notes to Financial Statements

December 31, 2004

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act, on September 16, 1996 and commenced operations on January 1, 1997. Prior to July 1, 2001 the Company was 99% owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corporation, accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS) and will incur income taxes at normal tax rates.

The Company provides real estate investment and broker/dealer services. These services include (i) the organization of corporate entities designed to qualify as a real estate investment trust (Sponsored REIT); (ii) sourcing of the acquisition of real estate on behalf of the Sponsored REIT; and (iii) the sale of private placement of preferred stock in Sponsored REITs.

The Company is a registered broker/dealer and its broker/dealer operations are limited to those described in Paragraph (a)(2) (vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company's principle source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risks

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2004, the uninsured portion of the cash and cash equivalent balances held at the bank was $4,236,455. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Revenue Recognition

Syndication fees ranging from 6% to 8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense ranging from 3% to 4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a sponsored REIT.

Transaction fee income includes an acquisition fee and a separate fee for various expenses. Acquisition fees are generally recognized upon an investor closing; at that time the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Fees for various expenses are generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met and legal and economic rights have been transferred. Third party transaction-related costs are deferred and later expensed to match revenue recognition. Internal expenses are expensed as incurred.

The Company follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards (SFAS) No. 66, *Accounting for Sales of Real Estate*, and Statement of Position 92-1, *Accounting for Real Estate Syndication Income.*

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a nonaffiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses were reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

7

FSP Investments LLC

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives ranging from 5 to 7 years.

Income Taxes

The Company is a taxable REIT subsidiary and incurs income taxes at normal federal and state corporate income tax rates.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital was $1,434,115 and the required net capital was $193,489. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 2.02 to 1.

4. Related Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related party Sponsored REITs, in which Franklin Street, the Company's member, is the common stockholder. The Company earned syndication and transaction fee income from the Sponsored REITs totaling $15,687,639 for the year ended December 31, 2004.

FSP Investments LLC

Notes to Financial Statements (continued)

5. Lease Obligation

The Company leases its corporate office space under an operating lease that was amended in 2004. The lease includes a base annual rent and additional rent for the Company's share of taxes and operating costs.

The lease provides for fixed step rent increases and the rental expense is recognized on the straight-line basis over the related lease term while billings to the Company are based on required minimum rentals in accordance with the lease agreement. The expense recognized in excess of amounts billed to the Company is $25,452 for the year ended December 31, 2004.

Future minimum lease payments are as follows:

2005	$ 283,173
2006	296,513
2007	302,796
2008	309,080
2009 and thereafter	129,874
	$ 1,321,436

6. Income Taxes

The income tax expense reflected in the statement of income differs from the amounts computed by applying the federal statutory rate of 34% to income before taxes as follows:

	For the Year Ended December 31, 2004
Federal income tax expense at statutory rate	$ 1,516,093
Increase (decrease) in taxes resulting from:	
State income taxes, net of federal impact	280,000
Cumulative effect of change in statutory rates, net	(90,000)
Other	18,907
Taxes on income	$ 1,725,000

Notes to Financial Statements (continued)

6. Income Taxes (continued)

Taxes on income are a current tax expense. No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

7. Retirement Plan

The Company has a retirement savings plan for eligible employees. Under the plan, the Company matches participant contributions up to $9,000 annually per participant. The Company's total contribution under the plan amounted to $159,960 for the year ended December 31, 2004 and is included in employee benefits in the accompanying statement of income.

Supplemental Information

FSP Investments LLC

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2004

Total members' equity from statement of financial condition	$	2,597,238
Deductions:		
Nonallowable assets from statement of financial condition:		
Prepaid expenses and other assets		756,636
Fixed assets, net		373,317
Security deposits and other		33,170
Net capital	$	1,434,115

Computation of basic net capital requirement

Minimum net capital required, 6 2/3% of $2,902,340 pursuant to Rule 15c3-1	$	193,489
Minimum dollar net capital requirement for broker/dealer		5,000
Net capital requirement		193,489
Excess net capital	$	1,240,626
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition	$	2,902,340
Ratio of aggregate indebtedness to net capital		2.02 to 1

Statement pursuant to Rule17a-5 (d)(4)
A reconciliation of the Company's computation of capital as reported in the unaudited
Part II-A of Form X-17a-5 filed on January 24, 2005 is attached.

FSP Investments LLC

Reconciliation of Net Capital Pursuant to Rule 15c3-1
(X-17a-5)

December 31, 2004

Schedule 1 - Continued

	Focus Report Part IIA Quarter ended December 31, 2004		Adjustments		Annual Financial Statements at December 31, 2004
Computation of net capital					
Total members' equity from statement of financial condition	$ 2,235,021	$	362,217	(a) $	2,597,238
Deductions and/or charges:					
Total nonallowable assets from statement of financial condition	804,061		(47,425)	(c)	756,636
Fixed assets, net	373,317		-		373,317
Security deposits and other	-		33,170	(b)	33,170
Total deductions	1,177,378		(14,255)		1,163,123
Net capital	$ 1,057,643	$	376,472	$	1,434,115

(a) Adjustment of acquisition fee revenue and allocated expenses.
(b) Included in nonallowable assets in Focus report.
(c) Consists of the adjustment to allocated expenses (a) security deposits and other (b) and financial statement presentation adjustments.

FSP Investments LLC

Schedule II—Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

FSP Investments LLC

Schedule III—Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

FSP Investments LLC

Schedule IV— Schedules of Segregation Requirements and Funds in Segregation
Pursuant to the Commodity Exchange Act

December 31, 2004

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

≡∥ ERNST & YOUNG

□ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

□ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
FSP Investments LLC:

In planning and performing our audit of the financial statements and supplemental schedule of FSP Investments LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Company's members, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 11, 2005

17